UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTRUIST FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 ABBOTT KINNEY BOULEVARD, FLOOR 2
(No. and Street)

VENICE	CA	90291
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

555 W 5TH ST., #2700	LOS ANGELES	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MAZI BAHADORI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTRUIST FINANCIAL, LLC, as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See Attached Jurat Certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 23rd day of September, 20 21, by
Date *Month* *Year*

(1) Mazi Bahadori

(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DIANE D. CHEN
Notary Public - California
Orange County
Commission # 2331894
My Comm. Expires Aug 18, 2024

Signature ______________________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report Form X-17 A-5 Part III

Document Date: 09/23/21 For Period 7/1/20-6/30/21 Number of Pages: 2

Signer(s) Other Than Named Above: None

Altruist Financial LLC

SEC FILE NO. 8-70244

STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2021 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Altruist Financial LLC

Statement of Financial Condition
As of June 30, 2021

Contents
For the year ended June 30, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Governance Committee of Altruist Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Altruist Financial LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

September 23, 2021
We have served as the Company's auditor since 2020.

Altruist Financial LLC

Statement of Financial Condition
As of June 30, 2021

ASSETS	
Cash	$ 966,442
Deposit account	125,132
Receivable from broker dealer	7,650
Other assets	45,302
TOTAL ASSETS	$ 1,144,526
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 16,177
Accrued expenses	1,000
TOTAL LIABILITIES	17,177
Commitments and contingencies (see Note 3)	
MEMBER'S EQUITY	1,127,349
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,144,526

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business
Altruist Financial LLC (the “Company") is a single member LLC incorporated in the state of California and is an introducing broker dealer registered with the Securities and Exchange Commission (“SEC”) and is registered with the Financial Industry Regulatory Authority (“FINRA”). The Company is approved by FINRA to provide introduced brokerage activities. The Company received approval of the regulatory authorities on September 19, 2019 (date of registration) and has conducted miminal securities activity during the reporting period. The Company is solely owned by Altruist Corp (the "Member").

The Company does not hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Segment Reporting
Management has determined that the Company operates in one segment, based on the similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates.

Cash
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. None of the Company’s cash is restricted in any way.

Income Taxes
Accounting Policy:
In accordance with ASC 740, the Company is not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject to and does not pay Federal, state or local taxes.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Lease Accounting
In connection with ASC Topic 842 ("Accounting for Leases"), the Company had an expense sharing arrangement with its Member, whereby the Member allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company’s net capital.

Revenue Recognition
The Company's revenues during the year consisted primarily of Fully Paid Lending Rebate and Equity Order Flow Rebate income. Fully Paid Lending Rebate revenue consists of interest income and is recorded over time as securities are lent out and payment is received in the month the revenue is earned. Equity Order Flow Rebate revenue is recorded at a point in time as the transactions occur, and payments are collected monthly in arrears.

3. Commitments and Contingencies

As of June 30, 2021, the Company did not have any commitments or contingencies that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded or disclosed in accordance with *ASC 450-10, Contingencies* .

4. Related Party Transactions

During the period, the Company had an Expense Sharing Agreement in place with its Member, Altruist Corp. The Expense Sharing Agreement was implemented to allocate shared costs that were incurred by the Member that needed to be attributed to the Company to reflect the reasonable expenses. The Company established the Expense Sharing Agreement with the expectation of allocating costs, based on time and materials utilized. Because these transactions and the agreement are with an affiliate, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Altruist Corp. The Company recorded an allocation of rent, wages and overhead costs from its Member. Total costs allocated to the Company during the period ended June 30, 2021 were $298,602. The Company has experienced recurring losses and negative cash flows from operations in recent years and through June 30, 2021. The Company's ability to meet its capital requirements is dependent on continued financial support from its Member. The Member has represented its ability to and will provide capital contributions to the Company for terms that extend through September 2022. As of June 30, 2021, the Company has received a total of $1,250,000 in capital contributions from the Member.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and 8 to 1 in its first year of operation. At June 30, 2021, the Company had net capital of $1,082,047, which was $1,077,047 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.59%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under exemption k(2)(ii). No other exemption would apply, as all transactions are cleared and settled through a clearing agent.

6. Concentration Risk

The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

7. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was available to be issued. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.